UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ON TRACK INNOVATIONS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

William C. Anderson III

6209 Shadycliff Drive

Dallas, TX 75240

214-693-2822

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109	Page 2 of 5

1.	Names of Reporting Persons.
William Carl Anderson III
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
3,680,496
	8.	Shared Voting Power

	9.	Sole Dispositive Power
3,680,496
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,680,496
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row* (11)
5.1%
14.	Type of Reporting Person (see instructions)
IN

*	The calculation is based on the sum of 53,824,377 Ordinary Shares, par value NIS 0.10 per share (“Ordinary Shares”) outstanding as of May 10, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2021 plus 18,965,517 Ordinary Shares issued pursuant to the Issuer’s Rights Offering as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2021.

EXPLANATORY NOTE

This Schedule 13D (“Schedule 13D”) relates to the ordinary shares, NIS 0.10 par value per share (“Ordinary Shares”), of On Track Innovations (the “Issuer”). The reporting person serves as a member of the Board of Directors of the Issuer, and has served in such capacity since 2014.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at 5 Hatnufa St., Yokneam Industrial Zone box 372, Yokneam, Israel 2069200.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by William Carl Anderson III, a citizen of the United States. The business address of Mr. Anderson is 3827 Dividend Drive, Garland TX 75042. Mr. Anderson is the founder of AmpThink LLC, a wireless solutions company focused on building large, complex, wireless networks employing different technologies, and has been acting as the President of AmpThink LLC since its incorporation in 2011. The address of AmpThink LLC. is 3827 Dividend Drive, Garland TX 75042.

(c) During the last five years, Mr. Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Anderson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used to purchase Mr. Anderson’s Ordinary Shares was $722,196.30. The source of funds used by Mr. Anderson was personal funds from cash on hand.

60,000 shares acquired on the general market at an average share price of $0.7575, 2,000,000 shares acquired via direct investment at $0.20 per share, and 1,590,496 acquired via rights offering at $0.174 per share. 30,000 shares are subject to exercisable options with an exercise price of $1.22 per share.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Anderson has acquired the Ordinary Shares of the Issuer reported herein for investment purposes only, in order to profit from appreciation of the Ordinary Shares.

In pursuing these purposes, Mr. Anderson may further purchase, hold, trade, dispose or otherwise deal in securities of the Issuer. In his capacity as a beneficial owner of Ordinary Shares, Mr. Anderson has no current plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of the Issuer, or the disposition by any person of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions with may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated herein. Mr. Anderson may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Anderson owns 3,650,496 Ordinary Shares. As of the close of business on May 25, 2021, Mr. Anderson beneficially owns an aggregate of 3,680,496 Ordinary Shares, which includes 30,000 options to purchase Ordinary Shares that are exercisable within 60 days after May 25 2021, which in total represents approximately 5.1% of the outstanding share capital of the Issuer.

(b) Mr. Anderson has sole voting power of disposition over the 3,680,496 Ordinary Shares he beneficially owns.

(c) Mr. Anderson purchased 1,590,496 Ordinary Shares at a right offering the Issuer reported on May 28, 2021, at a price per Ordinary Share of $0.174. The final number of the Ordinary Shares so purchased was confirmed on May 25, 2021. Other than this purchase, in the past sixty (60) days, Mr. Anderson has not purchased or sold any Ordinary Shares.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreement governing his options pursuant to the Issuer’s amended and restated 2001 Share Option Plan, there are no contracts, arrangements, understandings or relationships between Mr. Anderson and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2021
Date

/s/ William C. Anderson III
Signature

William C. Anderson
Name

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